

Mail Stop 3233

June 21, 2018

<u>Via E-mail</u>
James H Hunter, IV
Executive Vice President and General Counsel
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd.
Orlando, Florida 32821

> **Re: Marriott Vacations Worldwide Corporation**
> **Registration Statement on Form S-4**
> **Filed June 7, 2018**
> **File No. 333-225476**

Dear Mr. Hunter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: David Feirstein
Kirkland & Ellis LLP